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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

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                                  SCHEDULE 14D-9
                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
              SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 A+ NETWORK, INC.
                             (Name of Subject Company)

                                 A+ NETWORK, INC.
                       (Name of Person(s) filing Statement)

                           COMMON STOCK, $.01 PAR VALUE
                          (Title of Class of Securities)

                                    002033-10-8
                       (CUSIP Number of Class of Securities)

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                               CHARLES A. EMLING III
                       PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 A+ NETWORK, INC.
                              40 SOUTH PALAFOX STREET
                             PENSACOLA, FLORIDA 32501
                                  (904) 438-1653
        (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                  WITH A COPY TO:

                              HOWARD W. HERNDON, ESQ.
                           WALLER LANSDEN DORTCH & DAVIS
                           511 UNION STREET, SUITE 2100
                            NASHVILLE, TENNESSEE 37219
                                  (615) 244-6380

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is A+ Network, Inc., a Tennessee corporation (the "Company"), and the address of the principal executive offices of the Company is 40 South Palafox Street, Pensacola, Florida 32501. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of the Company, and the related share purchase rights issued pursuant to the Rights Agreement dated February 16, 1995 by and between the Company and First Union National Bank of North Carolina, as Rights Agent (the "Rights" and together with shares of Common Stock, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to a cash tender offer by Metrocall, Inc., a Delaware corporation ("Metrocall"), disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), dated May 22, 1996, to purchase 2,140,526 Shares at $21.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made by Metrocall pursuant to an Agreement and Plan of Merger, dated as of May 16, 1996 (the "Merger Agreement"), between Metrocall and the Company. The Offer is the first step in the business combination between the Company and Metrocall. The Merger Agreement provides, among other things, that following the consummation of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, including approval of the Merger (as defined below) by the shareholders of the Company in accordance with the relevant provisions of the Tennessee Business Corporation Act ("TBCA") and Metrocall in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL") and receipt of Federal Communications Commission ("FCC") approval, such business combination will be effected by the Company merging into Metrocall (the "Merger") and Metrocall will be the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

     Based on the information in the Offer to Purchase, the principal executive offices of Metrocall are located at 6677 Richmond Highway, Alexandria, Virginia 22306.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described below and as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Metrocall or Metrocall's executive officers, directors or affiliates.

  (1) Arrangements with Executive Officers, Directors or Affiliates of the Company.

     Information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors or affiliates is described in the section entitled "Compensation of Directors" on page 5, the section entitled "Executive Compensation" on pages 11-14 and the section entitled "Employment Contracts and Termination and Change-in-Control Arrangements" on page 15 of the Company's Proxy Statement (the "Proxy Statement") dated April 24, 1996 for the Company's 1996 Annual Meeting of Shareholders. A copy of the referenced pages of the Proxy Statement is filed herewith as Exhibit 2 and the portions thereof referred to above are incorporated herein by reference.

     Stock Option Plans. Each outstanding option (a "Company Option") to purchase Shares granted pursuant to the Company's 1992 Key Employee Incentive Stock Plan, the 1987 Incentive Stock Plan and the 1992 Non-Qualified Stock Option Plan for Non-Employee Directors (collectively, the "Company Option Plans") and certain options granted to a former employee, which have not vested prior to the Effective Time

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(as defined below) of the Merger Agreement, will become fully exercisable and vested as of the Effective Time and at the option of the holder, either (i) shall be converted automatically into an option to purchase such number of Metrocall Common Shares (as defined below) and VCRs (as defined below) equal to the number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by the Conversion Ratio (as defined below), with the exercise price adjusted accordingly, but otherwise on the same terms and conditions as were applicable under the applicable Company Option Plan and the underlying stock option agreement, or (ii) up to a maximum of 40% of the Shares subject to the Company Options held by each holder, such percentage to be determined by such holder, shall be cancelled and the holder thereof shall be entitled to receive, with respect to each such Share subject to such Company Option, a cash payment equal to the amount per Share paid pursuant to the Offer less the exercise price relating to such Shares, and with respect to the remaining Company Options, such Company Options shall be converted as described pursuant to clause (i). Currently exercisable options may be exercised and the Shares received thereby tendered into the Offer or be subject to exchange in the Merger. Options that are currently held by executive officers and directors of the Company that would be accelerated in the Merger are as follows: Elliott H. Singer, options to purchase 129,982 Shares; Irby C. Simpkins, Jr., options to purchase 2,760 Shares; Brownlee O. Currey, Jr., options to purchase 2,760 Shares; Charles A. Emling III, options to purchase 25,000 Shares; Charles R. Poole, options to purchase 25,000 Shares; Randy K. Schultz, options to purchase 45,000 Shares; Neil J. Weisman, options to purchase 2,070 Shares; and Harvey N. Weiss, options to purchase 2,760 Shares.

     Director Liability and Indemnification. The TBCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of certain of the directors' fiduciary duties. In general, the duty of care requires that a director exercise his judgment in good faith on an informed basis, and in a manner he reasonably believes to be in the best interests of the corporation. Absent the limitations now authorized by the TBCA, directors are accountable to corporations and their shareholders for monetary damages only for conduct constituting gross negligence in the exercise of their duty of care. Although the statute does not change the directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission.

     The Company's Charter provides that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty by such director as a director. A director shall be liable to the extent provided by the TBCA for breach of the director's duty of loyalty to the Company or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct, or for liability pursuant to the TBCA relating to unlawful distributions.

     The Company's Charter also provides that the Company will indemnify, and upon request shall advance expenses to, any officer who was, or is a party to, or is threatened to be made a party to, any action because such person is or was a director or officer of the Company. This indemnification is subject to the limitations stated above.

     In connection with the merger of Network Paging Corporation with and into the Company on October 24, 1995 (the "Network Merger"), the Company entered into Indemnity Agreements with each of the directors and executive officers of the Company, providing for indemnification and advancement of expenses. The Indemnity Agreements provide for certain limitations on indemnification including the limitations stated above.

     The Merger Agreement provides, among other things, for the preservation of all rights to indemnification, advancement of expenses, exculpation, limitation of liability and any and all similar rights now existing in favor of the employees, agents, directors or officers of the Company and its subsidiaries under their respective charters or by-laws, under indemnification agreements or otherwise, for six years after the Effective Time, and for the Surviving Corporation to use all reasonable efforts to maintain directors' and officers' liability insurance (or substantially similar coverage), for six years after the Effective Time.

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  (2) Arrangements with Metrocall or its Affiliates.

     The Merger Agreement

     The following is a brief summary of certain provisions of the Merger Agreement, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. All shareholders of the Company are urged to read the Merger Agreement in its entirety. A copy of the Merger Agreement is attached to the Offer to Purchase. Capitalized terms used herein and not otherwise defined have the same meaning as in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable and in any event within five business days of the announcement of the Offer. The obligation of Metrocall to consummate the Offer and accept for payment any Shares tendered is subject to the satisfaction of certain conditions (including the Minimum Condition) which are described in
Section 13. The Merger Agreement provides that Metrocall may not amend or waive the Minimum Condition and may not decrease the offer price or decrease the Minimum Condition or amend any other material condition of the Offer in any manner adverse to the holders of the Shares without the prior written consent of the Company (such consent to be authorized by the Board of Directors of the Company or a duly authorized committee thereof). Notwithstanding the foregoing,
(i) if on the Expiration Date (A) there exists an AN Acquisition Proposal (as defined below) involving a tender offer, Metrocall may extend the Offer to a date two business days after the date the position of the Company with respect to the tender offer is first published or sent pursuant to Rule 14e-2 under the Exchange Act, or (B) there exists an Acquisition Proposal other than a tender offer, Metrocall may extend the Offer to a date two business days after the first date on which the Company's failure to reject such Acquisition Proposal would permit Metrocall to terminate the Merger Agreement as described below under "Termination"; (ii) Metrocall may extend the Offer at any time when the Minimum Condition or the other conditions set forth in Section 13 are not satisfied for such period of time, not to exceed 20 business days in the aggregate, as is reasonably expected to be necessary in order to satisfy the Minimum Condition or the other conditions to the Offer; and (iii) the offer price may be increased in good faith and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof and the satisfaction or waiver of the other conditions to the Merger, including FCC approval, and in accordance with the Delaware Law and the Tennessee Law, the Company will be merged with and into Metrocall, the separate existence of the Company will cease, and Metrocall will continue its existence as the surviving corporation (the "Surviving Corporation").

     In the Merger, each outstanding Share (other than Shares held by Metrocall, which will be canceled) will be converted into the right to receive: (i) that number of Metrocall Shares equal to the Conversion Ratio, (ii) the same number of VCRs, plus (iii) cash in respect of fractional Metrocall Securities, if any. The Conversion Ratio shall be determined by dividing $21.10 by the Average Metrocall Share Price, except that if the Average Metrocall Share Price is greater than $21.88 or less than $17.90, then the Conversion Ratio shall be
 .96435 or 1.17877, respectively. Each VCR will entitle the holder to receive the amount, not to exceed $5.00 per VCR (unless increased as described below), by which the market value of Metrocall Shares determined as of the first anniversary of the Effective Time (the "Maturity Date"), is less than the "Target Price" of $21.10 per share, adjusted downward, but not upward, based on changes in an index composed of average closing bid prices of three other companies in the paging industry. If Metrocall extends the Maturity Date by one year (the "Extended Maturity Date"), the Target Price will increase to $25.10, adjusted as previously described, and the maximum amount which the holder may receive will be $7.00 per VCR. The market value of Metrocall Shares for this purpose will be the median of the averages of the last bid price for Metrocall Shares on each trading day during each twenty trading day period within the 60 trading days prior to the Maturity Date. In addition, if the last bid price of Metrocall Shares exceeds $21.10 for any consecutive 50-day period after the Effective Time and before the Maturity Date or, if the Maturity Date is extended, $25.10 for any 50-day period after the Maturity Date and before the Extended Maturity Date, then the right to

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receive payments under the VCR will terminate. Any amounts payable under the
VCRs will be in cash, Metrocall Shares or common stock equivalents, as determined by Metrocall. The terms of the VCRs are described in Annex C to the Merger Agreement.

     The Surviving Corporation will not issue fractional Metrocall Securities. In lieu of any fractional Metrocall Securities, the holder of a Share converted in the Merger will be entitled to receive a cash payment determined by multiplying (i) $21.10 by (ii) the fractional Metrocall Security to which such holder would be entitled.

     The Merger Agreement provides that the Certificate of Incorporation and By-Laws of Metrocall will become the Certificate of Incorporation and By-Laws of the Surviving Corporation. In addition, under the Merger Agreement the directors of Metrocall immediately prior to the Effective Time, which shall include Elliott H. Singer and Ray D. Russenberger (who are currently directors of the Company), will become the directors of the Surviving Corporation following the Merger as set forth in Annex B to the Merger Agreement, and the officers of Metrocall immediately prior to the Effective Time will become the officers of the Surviving Corporation following the Merger, in each case until their successors are elected and qualified. Two of the current directors of Metrocall, Steven D. Jacoby and Vincent D. Kelly, will resign as directors immediately prior to the Effective Time.

     The Merger Agreement also contains special provisions that will come into effect if, pursuant to the rights granted to Metrocall under the Shareholders' Agreement, Metrocall is required to purchase Shares when, among other conditions, the Offer has expired without Shares being purchased and no other Shares have been acquired pursuant to a subsequent tender offer by Metrocall. In that event, the aggregate merger consideration to shareholders of the Company other than Metrocall will consist of 40% cash and 60% Metrocall Securities. If the Merger is consummated pursuant to this provision, holders of Shares will have the right to elect the number of Shares for which they wish to receive cash at $21.10 per Share and the number of Shares for which they wish to receive Metrocall Securities. The amount payable in either type of consideration will be pro-rated as necessary if either the amount of cash or Metrocall Securities elected by the shareholders exceeds the percentages set forth above.

     Employee Arrangements. The Merger Agreement provides that for a period of not less than three years following the Effective Time of the Merger, Metrocall will use its best efforts to maintain a Southeast/ Southwest regional operations center in Pensacola, Florida, but such center may be closed in the event of a sale or merger of Metrocall after the Effective Time. The Merger agreement also provides that the Company's current executive officers, managers, salespeople and staff will continue to participate in the Company's benefit plans and employee agreements as in effect on the date of the Merger Agreement until the Effective Time. In addition, the Merger Agreement contains certain provisions with respect to the integration, after the Effective Time, of the Company's executive officers, managers, salespeople and staff into the operations of Metrocall, including provisions for such employees' compensation, bonuses, benefits and severance.

     Indemnification. The Merger Agreement provides that Metrocall shall, or shall cause the Surviving Corporation to, from and after the Effective Time, to the fullest extent permitted by the Delaware Law, the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect on the date of the Merger Agreement, including provisions relating to advancement of expenses incurred in the defense of any action or suit, indemnify, defend and hold harmless all persons who are on the date of the Merger Agreement, or have been at any time prior to the date of the Merger Agreement, or who become prior to the Effective Time, an officer, director, employee or agent of the Company or its subsidiaries, or who are or were serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, trust, limited liability company or other business enterprise (each, an "Indemnified Party") against all losses, claims, damages, liabilities, costs and expenses, judgments, fines, losses and amounts paid in settlement in connection with any actual or threatened claim, proceedings or investigations that are based upon or arise out of such person's service as a director, officer, employee or agent of the Company or any subsidiaries or the Merger Agreement or any transactions contemplated thereby.

     The Merger Agreement also provides for the preservation of all rights to indemnification, advancement of expenses, exculpation, limitation of liability and any and all similar rights now existing in favor of the

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employees, agents, directors or officers of the Company and its subsidiaries under their respective charters or by-laws, under indemnification agreements or otherwise, for six years after the Effective Time, and for the Surviving Corporation to use all reasonable efforts to maintain directors' and officers' liability insurance maintained by the Company (or substantially similar coverage) for six years after the Effective Time.

     Representations and Warranties. The Merger Agreement contains certain customary representations and warranties of the parties. The Company has represented that its Board of Directors has (a) duly adopted and approved the Offer, the Merger Agreement and the Merger, (b) determined that each of the Offer and the Merger is fair to and in the best interests of its shareholders,
(c) resolved to recommend acceptance of the Offer by those shareholders of the Company who wish to receive cash for a portion of their Shares, and (d) resolved to recommend approval of the Merger by its shareholders. Metrocall has represented that its Board of Directors has taken comparable actions as set forth in clauses (a), (b) and (d) above and has represented that it has sufficient funds available to purchase Shares pursuant to the Offer and to pay all fees and expenses related to the transactions contemplated by the Merger Agreement and that neither Metrocall nor any of its affiliates beneficially owns any Shares. Each of the Company and Metrocall has made certain other representations and warranties to the other regarding, among other things: (i) their respective organization, subsidiaries and capitalization; (ii) their respective authority to enter into and perform their respective obligations under the Merger Agreement; (iii) the compliance of the transactions contemplated by the Merger Agreement with their respective Certificates of Incorporation and By-laws, certain agreements and applicable laws; (iv) the accuracy and completeness of their respective Exchange Act filings with the Commission, including for the Company the Schedule 14D-9 filed in connection with the Offer and for Metrocall the Schedule 14D-1 filed in connection with the Offer, as well as the proxy statement to be filed in connection with the Merger,
(v) the absence of undisclosed liabilities, (vi) the absence of material adverse changes in the condition, results of operations, business and assets of each and their respective subsidiaries, taken as a whole, since December 31, 1995; (vii) litigation; (viii) transactions with their respective affiliates; (ix) environmental matters; (x) employee benefit plans and contracts; (xi) taxes; and
(xii) brokers' fees. The representations and warranties contained in the Merger Agreement do not survive beyond the Effective Time.

  Conduct of Business Pending the Merger.

     Conduct of Business by the Company. The Merger Agreement provides that, prior to the Effective Time, except (x) as otherwise contemplated therein, (y) as agreed in writing by Metrocall or (z) for the consummation of pending acquisitions disclosed by the Company to Metrocall, (i) the business of the Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries will not take any action except in, the ordinary and usual course of business and consistent with past practice, and the Company and its subsidiaries will use all reasonable efforts, consistent with past practice, to maintain and preserve their respective business organizations, assets, employees and advantageous business relationships; (ii) the Company will not, directly or indirectly, (A) sell, transfer or pledge or agree to sell, transfer or pledge any Shares, preferred stock or capital stock of any of its subsidiaries beneficially owned by it, or (B) split, combine or reclassify the outstanding Shares, or any outstanding capital stock of any of the subsidiaries of the Company; (iii) neither the Company nor any of its subsidiaries will (A) amend its certificate of incorporation or bylaws, (B) issue, grant, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries or any other ownership interests (including but not limited to stock appreciation rights or phantom stock), other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of Company Options outstanding on the date of the Merger Agreement, and options automatically granted pursuant to the 1992 Non-Qualified Stock Option Plan for Non-Employee Directors, (C) with the exception of existing liens in favor of the Company's bank lender, transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, (D) modify the terms of any indebtedness or incur any indebtedness other than borrowings under existing agreements, (E) incur any material liability, other than borrowings permitted by clause (D) above of money under existing agreements or incurrence of other liabilities in the ordinary and usual course of business and consistent with past practice, or (F) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock; (iv) the Company will

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not declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (v) neither the Company nor any of its subsidiaries shall modify, amend or terminate certain specified agreements or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;
(vi) each of the Company and its subsidiaries shall maintain in full force and effect such types and amounts of insurance issued by insurers of recognized responsibility insuring it with respect to its respective business and properties, in such amount and against such losses and risk as is usually carried by persons engaged in the same or similar business; (vii) neither the Company nor any of its subsidiaries will (A) except for or on behalf of subsidiaries, assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, (B) make any loans, advances or capital contributions to, or investments in, any other person (other than to subsidiaries of the Company pursuant to the Company's written obligations on the date of the Merger Agreement), other than in the ordinary course of business and consistent with past practice, or (C) enter into any commitment or transaction with respect to any of the foregoing (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets); (viii) neither the Company nor any of its subsidiaries will change any of the accounting methods used by it unless required by generally accepted accounting principles; (ix) neither the Company nor any of its subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger and transactions permitted by the Merger Agreement); (x) neither the Company nor any of its subsidiaries will take, or agree to take, any action that would result in any of the conditions set forth in the Merger Agreement or to the Offer not being satisfied, unless the Company's directors make a Fiduciary Determination (as defined below); (xi) neither the Company nor any of its subsidiaries will acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division of any such entity; provided, that the Company may engage in such a transaction if (A) the Company notifies Metrocall prior to entering into any such transaction, (B) the purchase price for each such transaction is payable only in cash and such price does not exceed $5,000,000, and (C) the purchase price for each such transaction does not exceed eight times annualized EBITDA for the most recently ended calendar quarter; (xii) neither the Company nor any of its subsidiaries will increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries who are not officers or directors of the Company in the ordinary course of business and consistent with past practice and may not establish or alter other employee benefit plans or employee agreements; (xiii) neither the Company nor any of its subsidiaries will make any material tax election or settle or compromise any material federal, state, local or foreign tax liability except for settlements that would not be material to the Company or do not otherwise materially impair the business of the Company;
(xiv) neither the Company nor any of its subsidiaries will settle or compromise any pending or threatened suit, action or claim that is material to the transactions contemplated by the Merger Agreement; (xv) neither the Company nor any of its subsidiaries will pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities (A) reflected or reserved against in the financial statements of the Company, (B) incurred in the ordinary course of business and consistent with past practice, or (C) incurred in a manner not otherwise prohibited under the Merger Agreement;
(xvi) the Company shall not effect a registration under the Securities Act with respect to Shares held by any person and entity, other than the registration on a Registration Statement on Form S-8 of Shares to be issued pursuant to Company Options and the registration of Shares pursuant to registration rights agreements in effect on the date of the Merger Agreement or pursuant to the Shareholders' Agreement; (xvii) neither the Company nor any of its subsidiaries will modify or amend any of the acquisitions disclosed by it to Metrocall in any manner that would increase the consideration payable pursuant to such transaction; and (xviii) neither the Company nor any of its subsidiaries will authorize or enter into an agreement to do any of the foregoing.

     Conduct of Business by Metrocall. The Merger Agreement also provides that, prior to the Effective Time, except (x) as contemplated by the Merger Agreement or the Shareholders' Agreement, (y) as agreed in writing by the Company, or (z) for the consummation of certain pending acquisitions disclosed by Metrocall to the Company, (i) Metrocall will not (A) amend its certificate of incorporation or by-laws, or

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(B) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock, provided, that Metrocall may amend its Certificate of Incorporation to increase the number of authorized Metrocall Shares by 7,500,000 shares contemporaneously with approval of the Merger; (ii) Metrocall will not declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (iii) Metrocall will not, directly or indirectly, split, combine or reclassify the outstanding Metrocall Shares; (iv) with the exception of the existing liens in favor of Metrocall's bank lenders, neither Metrocall nor any of its subsidiaries will issue, grant, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of Metrocall or its subsidiaries, other than (A) issuances of Metrocall Shares reserved for issuance on the date of the Merger Agreement upon exercise of employee stock options outstanding on the date of the Merger Agreement, (B) issuance by Metrocall of Metrocall Shares or other Metrocall securities for the fair market value thereof, and (C) the granting (and issuance of shares upon exercise) of options pursuant to the existing option plans with an exercise price equal to the fair market value thereof on the date of grant; (v) Metrocall will not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Metrocall or any subsidiary; (vi) neither Metrocall nor any of its subsidiaries will take, or agree to take, any action that would result in any of the conditions set forth in the Merger Agreement or to the Offer not being satisfied; (vii) neither Metrocall nor any of its subsidiaries will acquire (by merger, consolidation, or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division of any such entity, provided, that Metrocall may make acquisitions to the extent that they
(A) comply with the requirement that any issuance of Metrocall Shares must be for fair market value, (B) do not involve businesses that would be considered "significant subsidiaries" within the meaning of Rule 1-02(v) of Regulation S-X, and (C) do not result in the issuance of more than 3,000,000 Metrocall Shares in the aggregate; (viii) neither Metrocall nor any of its subsidiaries shall engage in any business other than that conducted in the telecommunications industry; and (ix) neither Metrocall nor any of its subsidiaries will authorize or enter into an agreement to do any of the foregoing.

     Response to Other Offers. Pursuant to the Merger Agreement, each of Metrocall, the Company and their respective affiliates are required to immediately cease all existing discussions or negotiations, if any, with any parties (other than each other) conducted with respect to proposal relating to
(i) a possible acquisition of Metrocall or the Company, as the case may be, whether by merger, purchase of all or substantially all of the assets of Metrocall or the Company, as the case may be, or any similar transaction, or
(ii) a tender offer for more than 5% of the common stock of Metrocall or the Company (excluding any transaction otherwise permitted by the Merger Agreement) (any such proposal with respect to the Company being referred to herein as an "AN Acquisition Proposal" and with respect to either Metrocall or the Company, an "Acquisition Proposal").

     The Merger Agreement provides that each of Metrocall and the Company may furnish information and access (in each case only in response to a request made after the date of the Merger Agreement which was not encouraged, solicited or initiated by Metrocall, the Company or their affiliates) pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such party concerning any Acquisition Proposal, but only if (i) with respect to the Company, such party has submitted a written proposal to the Board of Directors of the Company relating to any such transaction involving economic consideration per share that such Board of Directors reasonably believes is economically superior to the consideration to be paid pursuant to the Merger Agreement and which does not include or contemplate any condition relating to the obtaining of funds for such Acquisition Proposal, and (ii) with respect to both the Company and Metrocall, such Board of Directors has made a Fiduciary Determination. Each of Metrocall and the Company must provide the Company or Metrocall, respectively, notice of and copies or summaries of all written or oral Acquisition Proposals and will keep the Company or Metrocall, respectively, advised of all such Acquisition Proposals.

     Except as permitted by the Merger Agreement, neither Metrocall, Company nor any of their affiliates will, directly or indirectly, encourage, or solicit submission of any inquiries, proposals or offers by; participate in or initiate any discussions or negotiations with; disclose any information about the Company or Metrocall, respectively, or their respective subsidiaries to, or otherwise assist, facilitate or encourage, or enter into any agreement or understanding with any third party in connection with any Acquisition Proposal, except that the Board of Directors of each of Metrocall and the Company will not recommend that the shareholders of Metrocall or the Company, respectively, tender their shares in connection with any tender offer unless such Board of Directors makes a Fiduciary Determination.

     Neither Metrocall nor the Company will release any third party from, or waive any provisions of, any confidentiality or standstill agreement unless its Board of Directors makes a Fiduciary Determination.

     A "Fiduciary Determination" means the directors constituting a majority of all directors then in office of the Company or Metrocall, as the case may be (other than the designees of Metrocall to the Board of Directors of the Company), reasonably determine in good faith, after consultation with and based upon the advice of independent legal counsel, that the taking of action or the failure to take action (or withdraw or modify any recommendation) would constitute a breach of such directors' fiduciary duties to shareholders of the Company or Metrocall, as the case may be, under applicable law.

     Registration Statement: Shareholders' Meetings. The Merger Agreement provides that the Company and Metrocall will prepare and file with, and use their best efforts to have cleared by, the Commission, and thereafter promptly mail to their shareholders, a proxy statement for the meetings of the shareholders of the Company and Metrocall, which will also constitute the prospectus to be filed by the Company pursuant to the Securities Act relating to the issuance of Metrocall Securities in the Merger. The Merger Agreement further provides that Metrocall will take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Metrocall Securities in the Merger.

     The Merger Agreement further provides that, subject to the fiduciary duties of the Company's Board of Directors and Metrocall's Board of Directors under applicable law, as the case may be, each of the Company and Metrocall will take all action necessary to convene a meeting of its shareholders as promptly as practicable after consummation of the Offer to consider and vote upon the Merger. Subject to a Fiduciary Determination, each of the Company and Metrocall will (i) recommend that their respective shareholders vote in favor of adoption of the Merger Agreement and (ii) use their respective best efforts to cause to be solicited proxies from shareholders of the Company or Metrocall, as the case may be, to be voted at their respective shareholder meetings in favor of the adoption of the Merger Agreement and to take all other actions necessary or advisable to secure the vote or consent of shareholders required to effect the Merger. Metrocall is required to vote all Shares purchased in the Offer or pursuant to the Shareholders' Agreement in favor of the adoption of the Merger Agreement and the Merger.

     Repurchase Option. The Merger Agreement contains certain provisions regarding repurchase or disposition of Shares acquired by Metrocall in the event the Merger is not consummated. The Merger Agreement provides that in the event of an Interest Payment Event (as defined below), the Company will have the right (which right may be assigned) to repurchase all Shares purchased by Metrocall pursuant to the Offer or the Shareholders' Agreement (the "Repurchase Shares") at a price per Share equal to the price paid for such Shares plus an interest factor of 10.125% per annum; provided that such repurchase shall not occur any earlier than six months and one day after the Shares were acquired by Metrocall. In the event of a Repurchase Event (as defined below) which is not an Interest Payment Event, the Company will have the right (which right may be assigned) to repurchase the Repurchase Shares at a price per Share equal to the price paid for such Shares. The Company's rights to repurchase the Repurchase Shares under either event described in this paragraph is referred to herein as the "Repurchase Option."

     If (a) a Repurchase Event occurs and the Company has not elected to purchase any Repurchase Shares as described above or (b) upon request by Metrocall within 90 days after termination of the Merger Agreement for (i) material breach of any of its obligations by the Company, (ii) failure of the Company's shareholders to approve the Merger, or (iii) withdrawal, modification or change by the Board of Directors of the Company of its approval or recommendation of the Merger Agreement, the Offer or the Merger, or failure by such Board of Directors to recommend against an Acquisition Proposal, then the Company and Metrocall shall cooperate in good faith to sell all of the Repurchase Shares in an orderly and reasonably widespread distribution. (Clauses
(ii) and (iii) above are hereinafter referred to as a "Company Termination Event.")

     The Merger Agreement provides that in the event of a Repurchase Event and until the earlier of one year after the occurrence of such event or the sale or distribution of all Repurchase Shares, Metrocall agrees not to (a) acquire any additional Shares or voting stock of the Company, (b) solicit proxies or participate in a proxy contest or propose or advise any other entity to propose any Acquisition Proposal, or (c) participate in a voting trust or act in concert with any person for the purpose of holding any voting stock of the Company, and agrees to vote the Repurchase Shares pro rata with the other shareholders of the Company with respect to all matters. Notwithstanding the foregoing, Metrocall may (x) tender or exchange Repurchase Shares into any tender offer or Acquisition Proposal recommended by the Board of Directors of the Company or (y) pledge the Repurchase Shares pursuant to a bona fide pledge to secure indebtedness of the Company or any of its subsidiaries, provided that such Repurchase Shares will remain subject to the Repurchase Option.

     A "Repurchase Event" shall occur automatically if (i) either (A) the Offer has been consummated or (B) a Scenario II Trigger Event (as defined in the Shareholders' Agreement and as described under "The Shareholders' Agreement," below) shall have occurred, (ii) the Company is not in material breach of any of its obligations under the Merger Agreement entitling Metrocall to terminate the Merger Agreement, (iii) there has been no Company Termination Event, and (iv) the Merger Agreement has been terminated in accordance with its terms.

     An "Interest Payment Event" shall mean, in the case of a Repurchase Event, the occurrence of any of the following (i) a final regulatory order by the FCC or any state authority has been entered prohibiting the transfer of the Company's licenses to Metrocall, (ii) the entry of a non-appealable final order by a court of competent jurisdiction prohibiting the consummation of the Merger, or (iii) November 16, 1996 (provided that, if at November 16, 1996 the sole reason the Merger shall not have occurred is the failure to obtain a final regulatory order permitting the consummation of the Merger from the FCC, such date shall be February 16, 1997).

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of Metrocall and the Company to effect the Merger are subject to the satisfaction on or prior to the Closing Date of each of the following conditions: (i) Metrocall has purchased Shares pursuant to the Offer or pursuant to the Shareholders' Agreement; (ii) the Merger Agreement has been approved and adopted by the shareholders of the Company and Metrocall; (iii) no statute, rule, order, decree or regulation has been enacted or promulgated by any foreign or domestic governmental entity which prohibits the consummation of the Merger and all foreign or domestic governmental consents, orders and approvals required for the consummation of the Merger and all foreign or domestic governmental consents, orders and approvals required for the consummation of the Merger have been obtained and are in effect at the Effective Time; (iv) there is no order or injunction of a court or other governmental authority in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; (v) an order permitting the Merger to be consummated has been received from the FCC (or at the election of Metrocall and the Company, approval has been received from the FCC), and orders permitting the Merger to be consummated has been received from requisite State Authorities; (vi) the expiration or early termination of any waiting period under the HSR Act has occurred; (vii) the registration statement for Metrocall Securities to be issued in the Merger has been declared effective and no stop order is in effect with respect thereto; and (vii) Metrocall Shares to be issued in the Merger have been admitted for quotation on NNM.

     The obligation of the Company to effect the Merger is subject to the satisfaction on or prior to the Closing Date of the following additional conditions: (i) Metrocall has performed and complied in all material respects with all obligations and agreements under the Merger Agreement; (ii) the representations and warranties of Metrocall contained in the Merger Agreement were true and correct in all material respects at the time when made and shall be true in all material respects on the Closing Date, except for representations made as of a certain date and changes specifically permitted by the Merger Agreement; (iii) except for the transactions contemplated by the Merger Agreement and the Shareholders' Agreements, and except for matters which affect generally the economy or the industry in which Metrocall and its subsidiaries are engaged, as of the Closing Date, there has not occurred any change in the business, properties, assets, liabilities, financial condition, cash flows, operations, licenses, franchises or results of operations of the Metrocall or its subsidiaries which has a material adverse effect on Metrocall and its subsidiaries, taken as a whole; (iv) receipt by the Company of a certificate from Metrocall attesting to compliance with the conditions set forth in clauses (i), (ii) and (iii) above; and (vi) receipt by the Company of the opinion of Metrocall's legal counsel with respect to the due authorization and issuance of Metrocall Securities to be issued in the Merger.

     The obligation of Metrocall to effect the Merger is subject to the satisfaction or prior to the Closing Date of the following additional conditions; (i) the Company has performed or complied in all material respects with all obligations and agreements under the Merger Agreement; (ii) the representations and warranties of the Company contained in the Merger Agreement were true and correct in all material respects at the time when made and shall be true in all material respects on the Closing Date, except for representations made as of a certain date and changes specifically permitted by the Merger Agreement; (iii) except for the transactions contemplated by the Merger Agreement and the Shareholders' Agreement, and except for matters which affect generally the economy or the industry in which the Company and its subsidiaries are engaged, as of the Closing Date, there has not occurred any change in the business, properties, assets, liabilities, financial condition, cash flows, operations, licenses, franchises or results of operations of the Company or its subsidiaries which has a material adverse effect on the Company and its subsidiaries, taken as a whole; and (iv) receipt by Metrocall of a certificate from the Company attesting to compliance with the conditions set forth in clauses (i), (ii) and (iii) above.

     Termination. The Merger Agreement provides that it may be terminated prior to the Effective Time, whether before or after shareholder approval, by the mutual written consent of Metrocall and the Company. The Merger Agreement may also be terminated prior to the Effective Time, whether before or after shareholder approval, by either the Company or Metrocall (i) if any governmental entity has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or (ii) if the Merger has not occurred by November 16, 1996, except that if at November 16, 1996, the sole reason the Merger has not occurred is the failure to obtain a final order permitting the consummation of the Merger from the FCC, Metrocall may extend this date to February 16, 1997, provided that the foregoing date may be extended for an additional 60 days at Metrocall's option following a Scenario II Option or a Scenario II Mandatory Share Purchase (as defined in the Shareholders' Agreement and described below) if necessary to allow time to convene a meeting of the shareholders of Metrocall or the Company.

     The Merger Agreement may also be terminated prior to the Effective Time, whether before or after shareholder approval, by the Company (i) if Metrocall has terminated the Offer, or the Offer has expired, without Metrocall purchasing any Shares pursuant thereto, or Metrocall has not commenced the Offer within five business days of its public announcement (except if the Company is in material breach of any of its covenants or agreements in the Merger Agreement or the Shareholder's Agreement); (ii) if Metrocall has failed to perform and comply in all material respects with all material obligations and agreements under the Merger Agreement and the Shareholders' Agreement (and such failure has not been cured); or (iii) if the Merger Agreement and the transactions contemplated thereby shall not have been approved and adopted by the requisite vote of the holders of the capital stock of Metrocall; or (iv) if the Board of Directors of Metrocall shall have (A) withdrawn or modified or changed in any manner adverse to the Company its approval or recommendation of the Merger Agreement, the Offer or the Merger or (B) shall have failed to recommend against an Acquisition Proposal involving a tender offer or failed to reject any other Acquisition Proposal within ten business days of receipt by the Board of Director of Metrocall of such proposal or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than the Company (or the Board of Directors of Metrocall resolves to do any of the foregoing).

     The Merger Agreement may also be terminated prior to the Effective Time, whether before or after shareholder approval, by Metrocall (i) if, prior to the Effective Time, the Board of Directors of the Company has (A) withdrawn, or modified or changed in any manner adverse to Metrocall its approval or recommendation of the Merger Agreement, the Offer or the Merger or (B) has failed to recommend against an Acquisition Proposal involving a tender offer or failed to reject any other Acquisition Proposal within ten business days of receipt by the Board of Directors of the Company of such proposal or has executed an agreement relating to an Acquisition Proposal with a person or entity other than Metrocall (or the Board of Directors of the Company resolves to do any of the foregoing); (ii) if Metrocall has terminated the Offer, or the Offer shall have expired without Metrocall purchasing any Shares thereunder, or Metrocall has not consummated the Offer within five business days of its public announcement (except if Metrocall has failed to purchase Shares in the Offer in violation of the material terms of the Merger Agreement); (iii) if the Company has failed to perform and comply in all material respects with all material obligations and agreements under the Merger Agreement (and such failure has not been cured); or (iv) if the Merger Agreement and transactions contemplated thereby shall not have been adopted by the requisite vote of the holders of the capital stock of the Company, provided that all Shares then owned by Metrocall are voted in favor of the such proposal.

     Termination Fees. The Merger Agreement provides that if, prior to the Effective Time, it is terminated by Metrocall and (i) the Board of Directors of the Company has (A) withdrawn, modified or changed in any manner adverse to Metrocall its approval or recommendation of the Merger Agreement, the Offer or the Merger or (B) has failed to recommend against an Acquisition Proposal involving a tender offer or failed to reject any other Acquisition Proposal within ten business days of receipt by the Board of Directors of the Company of such proposal or has executed an agreement in principle (or similar agreement) or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than Metrocall (or the Board of Directors of the Company resolves to do any of the foregoing) or (ii) the Merger Agreement and the transactions contemplated thereby have not been adopted by the requisite vote of the holders of the capital stock of the Company and Metrocall has voted all Shares owned by it in favor of the Merger, then the Company will immediately pay to Metrocall a termination fee equal to $10,000,000 in cash.

     The Merger Agreement also provides that if, prior to the Effective Time, it is terminated by the Company and (i) the Board of Directors of Metrocall has (A) withdrawn, modified or changed in any manner adverse to the Company its approval or recommendation of the Merger Agreement, the Offer or the Merger or (B) has failed to recommend against an Acquisition Proposal involving a tender offer or failed to reject any other Acquisition Proposal within ten business days of receipt by the Board of Directors of Metrocall of such proposal or has executed an agreement in principle (or similar agreement) or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than the Company (or the Board of Directors of Metrocall resolves to do any of the foregoing) or (ii) the Merger Agreement and the transactions contemplated thereby have not been adopted by the requisite vote of the holders of the capital stock of Metrocall, then Metrocall will immediately pay to the Company a termination fee equal to $10,000,000 in cash.

     Amendment and Modification. The Merger Agreement provides that the Merger Agreement may be amended or modified, whether before or after any vote of the shareholders of the Company and Metrocall, except that after the approval of the Merger Agreement by the shareholders of the Company, no such amendment or modification may change the Conversion Ratio.

  The Shareholders' Agreement

     The following is a summary of the Shareholders' Agreement. Such summary is qualified in its entirety by reference to the text of the Shareholders' Agreement, a copy of which is filed as Exhibit 11(c)(2) to the Schedule 14D-1 and is incorporated herein by reference.

     The Shareholders' Agreement is by and among Metrocall and certain shareholders of the Company: Brownlee O. Currey, Jr., Charles A. Emling III, Ray Russenberger, Irby C. Simpkins, Elliott H. Singer, Summit Investors II, L.P., and Summit Ventures III, L.P., (the "Principal Shareholders"). It grants Metrocall certain rights with respect to the Shares owned by each Principal Shareholder (the "Owned Shares"). The Owned Shares subject to the Shareholders' Agreement aggregate 5,525,543 shares of voting common stock, representing approximately 53.8% of the Shares outstanding on the date of the Merger Agreement. The principal terms of the Shareholders' Agreement are as follows.

     Sale of Shares. The Shareholders' Agreement provides that, subject to and conditioned upon the consummation of the Offer, each of the Principal Shareholders will sell to Metrocall a number of Shares equal to 40% of each of their Owned Shares (the "Cash Purchase Shares") for a cash purchase price of $21.10 per Share, or such higher price as shall be paid for Shares tendered pursuant to the Offer. The Cash Purchase Shares constitute 2,210,217 Shares or approximately 21.5% of outstanding Shares as of May 16, 1996.

     Voting Agreement and Proxy. Pursuant to the Shareholders' Agreement, each Principal Shareholder has agreed during the term of the Shareholders' Agreement to vote in favor of the transactions contemplated by the Merger Agreement and against (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries, or (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries or the issuance of any securities of the Company or any subsidiary. The Shareholders' Agreement also appoints Metrocall or its officers as each Principal Shareholder's proxy during the Option Period (defined below) to vote all Owned Shares (other than Shares purchased by Metrocall) as specified above. The Proxy is exercisable only during the Option Period.

     The Principal Shareholders also granted Metrocall certain options to purchase Shares, each subject to a separate set of conditions, as described below.

     Scenario I Option. Pursuant to the Shareholders' Agreement, each Principal Shareholder granted Metrocall an irrevocable option (the "Scenario I Option") to purchase all, but not less than all, of the Owned Shares (the "Scenario I Option Shares") other than the Cash Purchase Shares previously purchased by Metrocall and certain Owned Shares of Mr. Ray Russenberger which are subject to previous options in favor of certain employees of the Company (the "RR Option Shares").

     The Scenario I Option may be exercised by Metrocall following satisfaction of the Exercise Conditions (defined below) for a period commencing upon the later to occur of (i) 61 days after Metrocall has delivered evidence of financing enabling the Company to finance an offer to repurchase the Company's 11 7/8% Subordinated Notes in accordance with the terms of the change in control provisions of the indenture governing such notes, and (ii) the receipt by Metrocall of an FCC order approving the license transfer resulting from the Merger, and ending on the earlier of six months after the closing of the purchase by Metrocall of the Cash Purchase Shares or the termination of Shareholders' Agreement in accordance with its terms (the "Option Period").

     The Exercise Conditions, each of which is required to be satisfied prior to the exercise of the Scenario I Option, are: (i) the occurrence of the closing of the purchase by Metrocall of the Cash Purchase Shares; (ii) approval of the Merger Agreement by the shareholders of Metrocall; and (iii) the absence of any material breach by Metrocall of its obligations and agreements in the Merger Agreement.

     The consideration to be paid to each shareholder upon exercise by Metrocall of the Scenario I Option will equal: (i) such number of Metrocall Shares equal to the Conversion Ratio as of the date of the closing of the Scenario I Option, multiplied by the number of Scenario I Option Shares owned by such shareholder,
(ii) a number of VCRs to become effective upon the Effective Time, in an amount equal to the number of Metrocall Shares to be received pursuant to clause (i), plus cash, if any, for fractional Metrocall Securities calculated pursuant to the formula in Section 2.3(f) of the Merger Agreement. The consideration for the Scenario I Option Shares is subject to upward adjustment such that Metrocall will pay each Principal Shareholder such additional Metrocall Securities, together with cash for fractional Shares and VCRs, as are necessary to provide each Principal Shareholder the same Merger consideration per Share as all shareholders of the Company receive in the Merger.

     Scenario II Transactions. The Shareholders' Agreement provides that Metrocall shall be granted an option to purchase from the Principal Shareholders certain Owned Shares equal to more than 40% and less than 49.9% (or such lesser percentage required by applicable law) of the outstanding Shares, as specified by Metrocall, upon the occurrence of a "Scenario II Trigger Event". A Scenario II Trigger Event shall have occurred if (i) prior to expiration of the Offer, the Company receives an AN Acquisition Proposal or if the proposal to adopt the Merger Agreement shall not have been adopted by the shareholders of the Company and all Shares owned by Metrocall are voted in favor of the proposal, (ii) the Offer expires in accordance with its terms without any Shares accepted for payment in circumstances in which all conditions to the Offer other than the Minimum Condition (as defined in the Merger Agreement) or a condition relating to an injunction enjoining the Merger shall have been satisfied, and
(iii) within two business days after the expiration of the Offer, Metrocall gives notice to the Company and the Principal Shareholders of its election not to terminate the Merger Agreement in accordance with its terms. By giving such notice, Metrocall shall have elected to exercise its rights under Section 3.3 of the Shareholders' Agreement relating to Scenario II transactions.

     The consideration for Shares purchased under this option will be (i) for a number of Shares equal to the Cash Purchase Shares, $21.10 per Share in cash, or, if higher, the highest price per Share as had been offered by Metrocall pursuant to the Offer prior to its termination or expiration; and (ii) for each remaining Share (the "Scenario II Trigger Shares"), (a) such number of Metrocall Shares equal to the Conversion Ratio as of the date of the closing of the purchase of the Scenario II Trigger Shares, multiplied by the number of Scenario II Trigger Shares, (b) a number of VCRs to become effective upon the Effective Time, in an amount equal to the number of Metrocall Shares to be received pursuant to clause (a), plus cash, if any, for fractional Metrocall Shares and VCRs calculated pursuant to the formula in Section 2.3(f) of the Merger Agreement. The consideration shall be adjusted upward in the same manner as specified in connection with the Scenario I Option.

     Scenario II Option. Subject to the Closing of the sale of the Shares as described in the previous section, Metrocall is obligated under the Shareholders' Agreement to use its reasonable best efforts to commence a new tender offer, to the extent permitted by applicable law, including the receipt of requisite FCC regulatory approvals, pursuant to which Metrocall shall offer to purchase no less than the number of Shares constituting the Minimum Condition for the Offer at a price no less than the highest price offered in the Offer ("Scenario II Tender Offer"). In such event, and subject to and conditioned upon the purchase of Shares pursuant to the Scenario II Tender Offer, Metrocall has an exclusive and irrevocable option during the Option Period, to purchase all, but not less than all, of the Owned Shares other than Shares previously purchased by Metrocall and the RR Option Shares (the "Scenario II Option Shares"), which option (the "Scenario II Option") shall have the same terms and conditions (other than the number of shares to be purchased) as the Scenario I Option.

     Scenario II Mandatory Share Purchase. In the event that a Scenario II Tender Offer as described above expires without Metrocall purchasing any shares, the Shareholders' Agreement obligates Metrocall to use its reasonable best efforts to acquire as soon as practicable the remainder of the Scenario II Option Shares. In such event, Metrocall shall have an exclusive and irrevocable option during the Option Period ("Mandatory Option") to purchase all, but not less than all, of the remainder of the Scenario II Option Shares and Metrocall shall be required to exercise such option as promptly as possible. Metrocall is also prohibited from effecting the Merger unless prior to the Effective Time, Metrocall shall have exercised the Mandatory Option, which shall have the same terms and conditions (other than the number of shares to be purchased) as the Scenario I Option. In such circumstance, the consideration in the Merger to the shareholders other than Metrocall would be 40% cash and 60% Metrocall Securities.

     Other Provisions. The Shareholders' Agreement contains certain representations and warranties, and restricts the Principal Shareholders' ability to transfer or encumber the Owned Shares, including tendering into the Offer or any other tender offer. The Shareholders' Agreement also provides for a "shelf" registration of any Metrocall Securities received by the Principal Shareholders pursuant to the Shareholders' Agreement that are not otherwise registered in connection with the Merger.

     Termination. The Shareholders' Agreement shall terminate on the earliest of (i) the expiration of the Option Period, (ii) the purchase by Metrocall of all Owned Shares (other than the RR Option Shares) pursuant to Shareholders' Agreement, (iii) the agreement of the parties to the Shareholders' Agreement to terminate the Shareholders' Agreement, (iv) consummation of the Merger, (v) two business days after termination or expiration of the Offer without the purchase of any Shares pursuant thereto unless Metrocall shall have purchased Shares following a Scenario II Trigger Event in accordance with the Shareholders' Agreement, and (vi) termination of the Merger Agreement pursuant to its terms, and in any event the Shareholders' Agreement shall terminate on March 16, 1997, except as to certain provisions on expenses, fees, registration rights and indemnification which shall survive termination of the Shareholders' Agreement.

  Other Agreements

     Metrocall Stockholders Voting Agreement. In connection with the execution of the Merger Agreement, certain stockholders of Metrocall owning in the aggregate approximately 30% of the outstanding common stock of Metrocall executed an agreement (the "Metrocall Stockholders Voting Agreement") with the Company pursuant to which each such stockholder appointed the Company or its officers, his or her proxy to vote all Metrocall Shares then beneficially owned by such stockholder (i) in favor of the transactions contemplated by the Merger Agreement; and (ii) against any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving Metrocall or any of its subsidiaries, or the issuance of any securities of Metrocall or any subsidiary, in each case, to the extent prohibited by the Merger Agreement. The foregoing is a summary of Metrocall Stockholders Voting Agreement and is qualified in its entirety by reference to the text of the agreement, a copy of which is filed as Exhibit 11(c)(3) to the schedule 14D-1 and is incorporated herein by reference.

     Non-Competition Agreements. Pursuant to Nondisclosure/No Conflict Agreements, each of Ray D. Russenberger and Elliott H. Singer have agreed, effective as of the Effective Time, in exchange for a payment of $325,000 per year for three years (and the extension of certain fringe benefit programs to them), to refrain from competing in the business of (for Singer) one-way or two-way paging and of (for Russenberger) the paging, voicemail, telemessaging, or cellular operations of Metrocall, and to refrain from disclosing confidential information about the Company and Metrocall. The obligation not to compete will continue only for so long as Messrs. Russenberger and Singer serve as members of the Board of Directors of the Surviving Corporation, and the obligation of nondisclosure continues indefinitely. Pursuant to the Nondisclosure/No Conflict Agreements, Messrs. Russenberger and Singer have agreed to resign voluntarily under the terms of their current employment agreements with the Company, effective upon the consummation of the Merger. The foregoing is a summary of the Nondisclosure/No Conflict Agreements and is qualified in its entirety by reference to the text of the Nondisclosure/No Conflict Agreements, copies of which are filed as Exhibits 11(c)(5) and 11(c)(6) to the Schedule 14D-1 and are incorporated herein by reference.

     Employment Agreement. Pursuant to an Employment Agreement, Charles A. Emling III, currently President and Chief Executive Officer of the Company, has agreed, effective as of the Effective Time, to serve as President, Southeast Region of the Surviving Corporation, with salary of $200,000 per year (and customary employee benefits). The term of the Employment Agreement will begin at the Effective Time and run for one year, subject to automatic annual extension unless either party notifies the other that the contract should be terminated and such notice is given at least 90 days before an anniversary of the effective date of the Merger. If Mr. Emling is terminated without "cause" (as defined in the Employment Agreement) or resigns with "good reason" (as defined therein), he will be paid his then current salary for a period of one year after such termination. Mr. Emling has agreed to refrain from competing, directly or indirectly, with the Surviving Corporation and its affiliates, while employed and for one year thereafter, in the one-way and two-way paging and telemessaging business in any "market area" (where "market areas" are generally locations in which the Company or its predecessors have conducted business and those in which the Surviving Corporation conducts business during the term of the Employment Agreement). During employment and for a year after, Mr. Emling will not solicit away employees or customers of the Company or Metrocall. The Employment Agreement will replace Mr. Emling's current employment agreement with the Company. The foregoing is a summary of the Employment Agreement and is qualified in its entirety by reference to the text of the Employment Agreement, a copy of which is filed as Exhibit 11(c)(7) to the Schedule 14D-1 and incorporated herein by reference.

     Agreement to Vote. In connection with the execution of the Merger Agreement, Elliott H. Singer and Ray D. Russenberger, shareholders of the Company who are expected to become stockholders of the Surviving Corporation at the Effective Time, executed an agreement with Metrocall pursuant to which they are obligated, provided that they are directors of the Surviving Corporation at the time of election of directors at the first annual meeting of the Surviving Corporation occurring after the date of the voting agreement, to vote all shares of common stock of the Surviving Corporation they own at the time of election in favor of Suzanne S. Brock as a director. The foregoing is a summary of the agreement and is qualified in its entirety by reference to the text of the agreement, a copy of which is filed as Exhibit 11(c)(4) to the Schedule 14D-1 and incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

     The Board of Directors has unanimously (with one director absent) determined that the Offer and Merger are fair to and in the best interests of the Company and its shareholders, and has adopted the Merger Agreement and approved the Offer and Merger and recommends acceptance of the Offer by those of the Company's shareholders who wish to receive cash for a portion of their Shares.

  (b) Background; Reasons for Recommendation.

     Since the inception of the Company, the Board of Directors and the Company's senior management have been actively studying the changing communications environment, evaluating the increasingly competitive paging industry and analyzing how the Company's current and future communications products and services might best compete in the changing marketplace.

     This analysis has consistently indicated that the pursuit of a growth strategy would be the most effective means for ensuring the Company's continued success. As an element of its growth strategy, the Company has actively explored opportunities to acquire or combine with other paging operations and has conducted talks with numerous companies regarding such potential transactions. As a result of these endeavors, the Company has entered into definitive acquisition agreements to purchase the paging business of seven other companies since the Network Merger.

     From time to time following the consummation of the Network Merger, representatives of the Company received inquiries from various paging companies as to whether the Company would be interested in exploring a possible business combination. The Company's position with respect to such inquiries was that consideration of such a transaction would be premature because of the recent completion of the Network Merger. Consistent with prior practice, however, the Company continued to exchange information, on a confidential basis, with other paging companies, including Metrocall.

     On or about November 16, 1995, representatives of the Company and Metrocall, along with Metrocall's financial advisor, had an introductory meeting in Chicago. Metrocall indicated at the meeting that it might be interested in pursuing a business combination of the two companies. The Company responded that consideration of such a transaction might be premature, since the Company had only recently completed the Network Merger. Thereafter, the parties executed a confidentiality agreement and from time to time the parties met and exchanged financial and business information, but no proposals regarding a business combination were made.

     At a meeting of the Board of Directors on February 27, 1996, the Board unanimously (with one director absent) authorized management, with the assistance of the Company's outside advisors, to explore a possible business combination with Metrocall.

     On March 14, 1996, representatives of the Company and Metrocall met in Atlanta, Georgia, with their respective financial advisors. At that meeting, Metrocall and the Company began to explore the terms of a possible business combination of the two companies. Thereafter, and throughout April 1996, the parties conducted preliminary due diligence and from time to time had discussions regarding the possible terms of a proposed transaction.

     On May 6, 1996, representatives of the Company and Metrocall and their outside advisors, met in New York City to discuss the possible financial terms and structure of a combination between the Company and Metrocall. Beginning on May 8, 1996, the parties and their advisors met in Washington, D.C. and began to negotiate the terms of a Merger Agreement, Shareholders' Agreement, a Purchaser Stockholder Voting Agreement and related documents (collectively, the "Transaction Documents").

     Following several telephone calls during which management and the Company's outside advisors updated directors on the status of the discussions with Metrocall, on May 14-15, 1996, the Board of Directors met to consider the proposed business combination transaction with Metrocall. After hearing presentations from management, counsel to the Company and Prudential Securities Incorporated, financial advisor to the Company ("Prudential Securities"), the Board of Directors of the Company determined that the Offer and Merger are fair to and in the best interest of the Company and its shareholders and voted unanimously (with one director absent) to (i) adopt the Merger Agreement pursuant to Section 48-21-104(a) of the TBCA, and resolved to submit the Merger Agreement for approval by the shareholder, (ii) recommend acceptance of the Offer by the shareholders, (iii) approve the business combination contemplated by the Transaction Documents in accordance with the provisions of Section 48-103-205 of the Tennessee Business Combination Act, (iv) cause the transactions contemplated in the Merger Agreement not to be a "take-over offer" as defined in Section 48-103-102(10)(B)(v) of the Tennessee Investor Protection Act, and (v) determine that Metrocall would not be deemed an "Acquiring Person" for the purpose of the Companys Rights Plan. The Board of Directors of the Company then authorized the appropriate officers of the Company to finalize the Transaction Documents.

     A copy of the joint press release dated May 16, 1996 of the Company and Metrocall announcing the execution of the Merger Agreement and the Shareholders' Agreement is filed herewith as Exhibit 10 and is incorporated herein by reference. A copy of a letter to shareholders of the Company, which accompanies this Schedule 14D-9, is filed herewith as Exhibit 11 and is incorporated herein by reference.

     In reaching its conclusion and recommendation described above, the Board of Directors considered the following factors:

          1. the terms of the Transaction Documents;

          2. the opinion of Prudential Securities to the effect that, as of May 15, 1996 and based upon and subject to certain matters stated therein, the consideration to be received by the holders of Shares pursuant to the Merger Agreement and the transactions contemplated thereby, including the Offer, was fair to such holders from a financial point of view. The full text of Prudential Securities' written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Prudential Securities, is filed herewith as Exhibit 12 and is incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF PRUDENTIAL SECURITIES CAREFULLY IN ITS ENTIRETY;

          3. the fact that the Offer is not subject to a financing condition;

          4. the fact that the Merger Agreement, which prohibits the Company, its subsidiaries or its affiliates from initiating, soliciting or encouraging any potential Acquisition Proposal (as defined below), does permit the Company (conditioned upon the execution of confidentiality agreements) to furnish non-public information to allow access by and participate in discussions and negotiations with any third party that has submitted a bona fide and unsolicited Acquisition Proposal to the Company, provided that (i) the Board of Directors, upon advice of counsel, determines that failure to so act would constitute a breach of its fiduciary duties, (ii) the Board of Directors determines that such Acquisition Proposal is economically superior to the Offer and the Merger and (iii) such Acquisition Proposal is not subject to a financing condition;

          5. the provisions of the Merger Agreement that require the Company to pay Metrocall or Metrocall to pay the Company a termination fee of $10 million under certain circumstances as described above under "Merger Agreement -- Termination Fees";

          6. the Company's and Metrocall's financial condition, results of operations, cash flows, competitive position and prospects;

          7. the compatibility of the business and operating strategies of Metrocall and the Company regarding, among other things, geographic areas, services, planned expansion and distribution and the potential efficiencies and synergies expected to be realized by combining the operations of the Company and Metrocall which may be expected to produce a favorable impact on the long-term value of the surviving entity's common stock and enhance the competitive position of the combined entity;

          8. the structure of the transaction, including (a) the fact that the Offer and the Shareholders' Agreement will permit all shareholders to receive cash for approximately 40% of their Shares, (b) the fact that the Merger will allow the Company's shareholders to participate in the equity of the combined entity, (c) the benefits and economic attributes of the VCRs to be received by the Company's shareholders in the Merger and (d) the fact that the Shareholders' Agreement and the Voting Agreement may increase the likelihood that the Merger will be effected;

          9. historical market prices with respect to the Common Stock and the shares of Metrocall Common Stock, particularly the fact that the Offer and the Merger will enable the shareholders of the Company to realize a significant premium over the price at which shares of Common Stock have traded in the past (including immediately prior to the public announcement of the Offer);

          10. the intended treatment of the Merger as a "tax-free reorganization" for federal income tax purposes;

          11. the regulatory approvals required to consummate the Merger, and the prospects for receiving all such approvals.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Prudential Securities has been retained by the Board of Directors to act as a financial advisor to the Company with respect to the transactions contemplated by the Merger Agreement. Pursuant to an engagement letter with Prudential Securities, the Company has agreed to pay Prudential Securities for its services a financial retainer and advisory fee of $550,000, including an opinion fee of $250,000, and a Transaction Fee (against which the financial retainer and advisory fee will be credited) equal to 0.75%, or as adjusted according with its terms, of the aggregate consideration (as defined in the engagement letter), including debt obligations assumed or retired by Metrocall, payable upon consummation of the Merger. In addition, if the Merger Agreement is terminated upon the occurrence of an event entitling the Company to a termination fee, the Company has also agreed to pay Prudential Securities an amount equal to 25% of any amount so received. The Company has also agreed to reimburse Prudential Securities for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify Prudential Securities and certain related parties against certain liabilities, including liabilities under the federal securities laws. Prudential Securities has provided certain financial advisory and investment banking services to the Company in the past, for which services Prudential Securities has received customary compensation. In the ordinary course of business, Prudential Securities and its affiliates may actively trade the debt and equity securities of the Company and Metrocall for their own account and for the accounts of customers and, accordingly, Prudential Securities may at any time hold a long or short position in such securities and certain accounts of Prudential Securities' customers hold such securities.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as described below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

          (1) Elliott H. Singer -- On April 8, 1996, Elliott H. Singer, Chairman of the Company, transferred, as gifts, 2,000 Shares to various family members.

          (2) Charles A. Emling III -- On May 7, 1996, Charles A. Emling III, President and Chief Executive Officer of the Company, transferred, as gifts, 7,200 Shares to various family members.

          (3) Nashville Banner Publishing Company -- On or about May 2, 1996, the Nashville Banner Publishing Company distributed, for no consideration, its 263,753 Shares to Irby C. Simpkins, Jr. and Brownlee O. Currey, Jr., members of the Board of Directors of the Company and the sole shareholders of the Nashville Banner Publishing Company.

     (b) Pursuant to the terms of the Shareholders' Agreements, Elliott H. Singer, Chairman of the Company, Ray D. Russenberger, Vice Chairman of the Company, Charles A. Emling III, President and Chief Executive Officer of the Company, and Brownlee O. Currey, Jr., and Irby C. Simpkins, Jr., each a director of the Company, have agreed not to tender their Owned Shares in the Offer. Also, Summit Investors II, L.P. and Summit Ventures III, L.P., whose Shares may be deemed to be beneficially owned by Bruce Evans as a general partner of Summit Ventures III, L.P.'s general partner, have agreed pursuant to the Shareholders' Agreement not to tender their Owned Shares in the Offer. Mr. Evans disclaims beneficial ownership of such Shares. To the best of the Company's knowledge, the other executive officers, directors and affiliates of the Company currently intend to tender their Shares to Metrocall in the Offer as follows: Kevin P. Reilly intends to tender 3,190 Shares, constituting approximately 40% of the Shares owned by him; Prentice I. Robinson intends to tender 800 Shares, constituting approximately 40% of the Shares owned by him and Harvey N. Weiss intends to tender 5,000 Shares, constituting all of the Shares owned by him.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth above or in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Items 3(b) or 4 above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER
- ------
    1    -- Agreement and Plan of Merger dated as of May 16, 1996 between Metrocall, Inc. and A+
            Network, Inc.
    2    -- Pages 5 and 11-15 of the Company's Proxy Statement dated April 24, 1996 for the
            Company's 1996 Annual Meeting of Shareholders
    3    -- Form of Indemnity Agreement
    4    -- Shareholders' Option and Sale Agreement dated as of May 16, 1996 between Metrocall,
            Inc. and certain shareholders of A+ Network, Inc. listed therein
    5    -- Metrocall, Inc. Stockholders' Voting Agreement dated as of May 16, 1996 between A+
            Network, Inc. and certain stockholders of Metrocall, Inc. listed therein
    6    -- Agreement dated May 16, 1996 among Metrocall, Inc. and Ray D. Russenberger and
            Elliott H. Singer regarding voting for director
    7    -- Non-disclosure/No Conflict Agreement dated May 16, 1996 between Metrocall, Inc. and
            Ray D. Russenberger
    8    -- Non-disclosure/No Conflict Agreement dated May 16, 1996 between Metrocall, Inc. and
            Elliott H. Singer
    9    -- Employment Agreement dated May 16, 1996 between Metrocall, Inc. and Charles A.
            Emling III
   10    -- Press Release issued jointly by Metrocall, Inc. and A+ Network, Inc. on May 16, 1996
  *11    -- Form of letter to shareholders of A+ Network, Inc. dated May 22, 1996
  *12    -- Opinion of Prudential Securities Incorporated dated May 15, 1996

- ---------------

* Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 1996                       A+ NETWORK, INC.

                                          By:    /s/ CHARLES A. EMLING III
                                             -----------------------------------
                                            Name: Charles A. Emling III
                                            Title: President and Chief Executive
                                              Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                  DESCRIPTION OF EXHIBITS
- ------      -------------------------------------------------------------------------------
    1    -- Agreement and Plan of Merger dated as of May 16, 1996 between Metrocall, Inc.
            and A+ Network, Inc.
    2    -- Pages 5 and 11-15 of the Company's Proxy Statement dated April 24, 1996 for the
            Company's 1996 Annual Meeting of Shareholders
    3    -- Form of Indemnity Agreement
    4    -- Shareholders' Option and Sale Agreement dated as of May 16, 1996 between
            Metrocall, Inc. and certain shareholders of A+ Network, Inc. listed therein
    5    -- Metrocall, Inc. Stockholders' Voting Agreement dated as of May 16, 1996 between
            A+ Network, Inc. and certain stockholders of Metrocall, Inc. listed therein
    6    -- Agreement dated May 16, 1996 among Metrocall, Inc. and Ray D. Russenberger and
            Elliott H. Singer regarding voting for director
    7    -- Non-disclosure/No Conflict Agreement dated May 16, 1996 between Metrocall, Inc.
            and Ray D. Russenberger
    8    -- Non-disclosure/No Conflict Agreement dated May 16, 1996 between Metrocall, Inc.
            and Elliott H. Singer
    9    -- Employment Agreement dated May 16, 1996 between Metrocall, Inc. and Charles A.
            Emling III
   10    -- Press Release issued jointly by Metrocall, Inc. and A+ Network, Inc. on May 16,
            1996
  *11    -- Form of letter to shareholders of A+ Network, Inc. dated May 22, 1996
  *12    -- Opinion of Prudential Securities Incorporated dated May 15, 1996

- ---------------
* Included in copies mailed to shareholders.